SWDocIDCUSIP Number 134743 10 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                            Canaan Energy Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   134743 10 3
                                 (CUSIP Number)

                                 James M. Prince
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                               1001 Fannin Street
                            Houston, Texas 77002-6760
                               Phone: 713-758-3710

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 19, 2002

           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person                       Chesapeake Energy Corporation
   I.R.S. Identification Nos. of Above Persons                       73-1395733

2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions):                                       WC

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e) [     ]

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization:                               Oklahoma

-------------------------------------------------------------------------------
                     7.   Sole Voting Power                             333,149
Number of Shares
Beneficially         8.   Shared Voting Power                         1,167,278
Owned by Each
Reporting Person     9.   Sole Dispositive Power                        333,149

With:                10.  Shared Dispositive Power                            0


11. Aggregate Amount Beneficially Owned by Each Reporting Person      1,500,427

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares       [ ]
    (See Instructions)

13. Percent of Class Represented by Amount in Row (11)                   34.46%

14. Type of Reporting Person (See Instructions)                              CO

CUSIP Number 134743 10 3


This Amendment No. 3 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed by Chesapeake on December 13, 2001, as amended by that certain Schedule TO filed by Chesapeake on March 12, 2002, announcing Chesapeake's intent to pursue a tender offer for the Common Stock, and as further amended by that certain Schedule TO filed by Chesapeake on March 15, 2002, announcing Chesapeake's deferral of the tender offer pending discussions with management of Canaan (collectively, the "Schedule 13D"). Capitalized terms used in this Amendment No. 3 to the Schedule 13D not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The
Schedule 13D is supplemented and amended by this Amendment No. 3 as follows:

Item 4.     Purpose of Transaction

Item 4 is hereby amended to delete the first paragraph of such Item and to replace the last two paragraphs of such Item with the following:

On December 3, 2001, Chesapeake offered to purchase the remaining shares that are purportedly subject to the Shareholder's Agreement and held by two of the shareholders with whom Chesapeake had been conducting discussions. After Canaan's election not to exercise the right of first refusal under the Shareholder's Agreement, Chesapeake entered into definitive purchase agreements to purchase 221,231 shares of Common Stock for cash consideration of $12.00 per share. Chesapeake closed on 131,000 of such shares of Common Stock on or about December 20, 2001, and closed the remaining shares on or about January 3, 2002.

On April 19, 2002, Chesapeake, CHK Acquisition, Inc. ("Merger Sub"), a wholly owned subsidiary of Chesapeake, and Canaan entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Canaan (the "Merger"), with Canaan as the surviving corporation. The Merger Agreement is attached at Exhibit 4 as a part hereof. The following summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Canaan common stock issued and outstanding immediately prior to the Effective Time (other than certain shares to be cancelled and other than dissenters' shares) will be converted into the right to receive $18.00 in cash, without interest, per share. Consummation of the Merger is subject to certain conditions set forth in the Merger Agreement including the affirmative vote of the holders of a majority of the outstanding shares of Canaan common stock and certain regulatory approvals.

Pursuant to the Merger Agreement, (i) the certificate of incorporation of Canaan in effect immediately prior to the Effective Time will be the certificate of incorporation of the surviving corporation until duly amended as provided therein and by applicable law, (ii) the by-laws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation until duly amended as provided therein and by applicable law and
(iii) the directors and officers of Merger Sub at the Effective Time will be the directors and officers, respectively, of the surviving corporation, until their respective successors are duly elected or appointed.

The Merger Agreement contains certain customary restrictions on the conduct of the business of Canaan pending the Merger, including certain customary restrictions relating to the capital stock of Canaan. Pursuant to the Merger Agreement, Canaan has agreed, among other things, that, after the date of the Merger Agreement and prior to the Effective Time, it will not declare or pay any dividends on or make other distributions in respect of its capital stock.

Concurrent with the execution of the Merger Agreement, Canaan's executive officers and directors owning approximately 1.2 million shares of Canaan common stock have each entered into an Agreement and Limited Irrevocable Proxy (the "Limited Proxy") with Chesapeake in which each of them has agreed to vote the Canaan common stock owned by them in favor of the adoption of the Merger Agreement and has appointed Aubrey K. McClendon, Chairman of the Board and Chief Executive Officer of Chesapeake, Tom L. Ward, President and Chief Operating Officer of Chesapeake, and Marcus C. Rowland, Executive Vice President and Chief Financial Officer of Chesapeake, as his or her true and lawful proxy and attorney-in-fact for the purpose of adopting the Merger Agreement. A form of the Agreement and Limited Irrevocable Proxy is attached at Exhibit 5 as a part hereof. The foregoing summary of the Agreement and Limited Irrevocable Proxy does not purport to be complete and is qualified in its entirety by reference to such exhibit.

As a condition to the consummation of the Merger Agreement, Leo E. Woodard, John
K. Penton and Michael S. Mewbourn are each required to enter into a Goodwill Protection Agreement with Chesapeake. Pursuant to the terms of the Goodwill Protection Agreements, these individuals have agreed to restrictions on certain oil and gas activities and have agreed to keep certain information relating to Canaan confidential, in each case for a period of two years. The form of Goodwill Protection Agreement is attached at Exhibit 6 as a part hereof. The foregoing summary of the Goodwill Protection Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended by deleting parts (a) and (b) and substituting the following therefore:

(a) Chesapeake owns 333,149 shares of Common Stock and under the Agreement and Limited Irrevocable Proxy approximately 1.2 million shares have agreed to vote for the Merger described in Item 4. Chesapeake disclaims beneficial ownership of the shares of Common Stock covered by the Limited Proxy. The shares owned by Chesapeake represent 7.65% of the outstanding shares of Common Stock based on the most recent SEC filing by Canaan and, if combined with the shares of Common Stock covered by the Limited Proxy, the shares of Common Stock represent 34.46% of the outstanding shares of Common Stock based on the most recent SEC filing by Canaan.

(b) Chesapeake has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 333,149 shares of Common Stock it presently holds. The holders of the 1,167,278 shares of Common Stock covered by the Limited Proxy have agreed to vote for the Merger as provided in the Limited Proxy.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended to read in its entirety as follows:

Except as set forth in this Schedule 13D, as amended, to the knowledge of Chesapeake, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Canaan, including but not limited to transfer or voting of any of the securities of Canaan, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Canaan.

Item No. 7.   Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

4. Agreement and Plan of Merger, dated as of April 19, 2002, by and among Canaan Energy Corporation, Chesapeake Energy Corporation and CHK Acquisition, Inc.(incorporated by reference from the Form 8-K filed by Chesapeake Energy Corporation on April 22, 2002)

5. Form of Agreement and Limited Irrevocable Proxy (included as Exhibit "A" to the Merger Agreement attached hereto as Exhibit 4) (incorporated by reference from the Form 8-K filed by Chesapeake Energy Corporation on April 22, 2002)

6. Form of Goodwill Protection Agreement (included as Exhibit "B" to the Merger Agreement attached hereto as Exhibit 4) (incorporated by reference from the Form 8-K filed by Chesapeake Energy Corporation on April 22, 2002)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHESAPEAKE ENERGY CORPORATION


                                          By: /s/ Aubrey K. McClendon
                                              Name:  Aubrey K. McClendon
                                              Title:  Chairman and Chief
                                                      Executive Officer

Date: April 22, 2002